Exhibit 99
T. ROWE PRICE GROUP REPORTS THIRD QUARTER RESULTS
Record Assets Under Management Pass $308 Billion;
Quarterly Net Revenues Reach New High
BALTIMORE (October 25, 2006) – T. Rowe Price Group, Inc. (NASDAQ: TROW) today reported record quarterly net revenues of nearly $451 million in the third quarter of 2006, up 16% from the 2005 quarter. Net income for the quarter was $128 million, and diluted earnings per share was $.46, an increase of 7% from the $.43 per share reported for the third quarter of 2005. Comparable net revenues in the third quarter of 2005 were $389 million and net income was $116 million.
For the first nine months of 2006, results include net revenues of $1.3 billion, net income of nearly $381 million and diluted earnings per share of $1.37, an increase of 19% from the $1.15 per share reported for the comparable 2005 period.
On January 1, 2006, the firm adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, and, for the third quarter and year-to-date 2006 periods, recognized $15.6 million and $45.1 million, respectively, of non-cash stock-based compensation expense using the fair value based method. Had T. Rowe Price applied the fair value method to recognize stock option-based compensation in 2005, compensation expense would have increased $13.4 million in the third quarter and $40.5 million in the first nine months. The comparable pro forma diluted earnings per share would have decreased from the reported $.43 to $.39 for the third quarter, and from the reported $1.15 to $1.05 for the year-to-date period. On a basis comparable with 2006 results, diluted earnings per share would then have increased 18% and 30% from the 2005 third quarter and year-to-date periods, respectively. The fair value provisions of the new accounting standard have been applied on the modified prospective basis; accordingly, the company’s financial statements for all periods prior to 2006 have not been restated.
The company split its common shares two-for-one in June 2006, and all data in this release has been adjusted to reflect this split.
Investment advisory revenues were up 17% to $375 million from the 2005 quarter. Assets under management increased to a record $308.1 billion at September 30, 2006, up $38.6 billion from the end of 2005, and an increase of $14.4 billion since June 30, 2006. Net cash inflows from investors were more than $4.2 billion in the third quarter and $21.5 billion thus far in 2006. Higher market valuations and income during the third quarter resulted in a $10.2 billion increase in our assets under management and, for the year-to-date period, market gains and income have added $17.1 billion to our assets under management. Quarterly average assets under management were a record $297.9 billion in the 2006 period, almost $44 billion higher than the average of the 2005 quarter.
Financial Highlights
For the third quarter of 2006, investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased $36 million to $271 million. Average mutual fund assets were $184.4 billion, 14% higher than the $161.6 billion average during the 2005 period. Mutual fund assets ended the third quarter at $190.8 billion, up $7.6 billion from June 30, 2006, as higher market valuations and income added $6.0 billion and net inflows were $1.6 billion, including $1 billion to the stock and balanced funds and $.6 billion to the bond and money market funds. The Growth Stock Fund accounted for $.9 billion of the net inflows.
The series of target date Retirement Funds, which provide fund shareholders with single, diversified portfolios that invest in underlying T. Rowe Price funds that automatically adjust fund asset allocations as investors age, continue to be the source of a significant part of mutual fund asset growth. Nearly $1.3 billion of net inflows originated in the Retirement Funds during the third quarter of 2006. Total assets in these funds reached $13.5 billion at September 30, 2006, a net increase of $1.9 billion since June 30, 2006, and a $7.1 billion increase over the last twelve months.

Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored mutual funds that are offered to investors outside the U.S., and variable insurance portfolios, increased $19 million to more than $104 million. Ending assets in these portfolios were $117.3 billion at September 30, 2006. Assets in these portfolios increased $6.8 billion during the third quarter of 2006 from net inflows of $2.6 billion from investors in the U.S. and other countries and higher market valuations of more than $4.2 billion.
Operating expenses for the third quarter were up $41 million, or 20%, to $250 million. The company’s largest operating expense, compensation and related costs, increased $36.7 million or 28% from last year’s quarter. The number of associates, their total compensation, and the costs of their employee benefits have all increased. The largest portion of the increase is attributable to the $15.6 million non-cash expense recognized for stock-based compensation. At September 30, 2006, T. Rowe Price employed 4,495 associates.
Advertising and promotion expenditures increased 13% or $2.1 million versus the 2005 quarter. The company expects that its advertising and promotion expenditures in the fourth quarter of 2006 will be up about 10% versus the $28.4 million expended in the fourth quarter of 2005. The company varies its level of spending based on market conditions and investor demand as well as its efforts to expand its investor base in the United States and abroad.
Net operating income increased 11.5% to more than $200 million from $180 million in the 2005 quarter. Net non-operating income, which includes interest income as well as the recognition of investment gains and losses and credit facility expenses, increased $12.6 million from the 2005 quarter, including a gain of $6.4 million that was realized upon the realignment of a portion of the company’s mutual fund holdings. Additionally, larger money market mutual fund balances yielding higher rates of return accounted for $5.2 million of the increase.
The third quarter 2006 income tax provision includes $2.4 million to increase the estimated effective tax rate on pre-tax income for the year 2006 from 37.3% to 37.8%, and $5.3 million for additional prior years’ taxes. Together, these adjustments reduced reported diluted earnings per share for the third quarter by $.03 per share. The estimated effective tax rate for the full year 2006 will be about 38.4%, including the additional prior years’ tax accruals.
Chairman Commentary
George A. Roche, the company’s chairman and president, commented: “The firm’s investment advisory results relative to our peers remain exemplary, with 83% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the five-year period ended September 30, 2006, and at least 73% outperforming the average for the one-, three-, and 10-year periods. In addition, 65 of the T. Rowe Price stock and bond funds and their share classes, which account for nearly 76% of stock and bond fund assets under management, ended the third quarter with an overall rating of four or five stars from Morningstar. These four and five-star rated investments represent 60% of our rated funds and share classes, compared with 32.5% for the overall industry.
“We continue to be encouraged by the healthy pace of net cash inflows across our multiple distribution channels into our separate and sub-advised accounts and mutual funds. The broad diversification of our assets under management, along with strong investment management results and brand awareness, underpins the company’s solid performance. Our global expansion continues and investment advisory clients outside the United States now account for more than 6% of our assets under management. In addition, our corporate earnings and cash flows remain very strong and give us the financial flexibility to invest further in our business and take advantage of industry or market opportunities. In early July, we expended nearly $19 million to repurchase 500,000 shares of our common stock. This brings our share repurchase activity for 2006 to $171 million, which is $75 million more than we expended in any prior year. We are debt free and have net liquid assets of $1.2 billion.
“Our strong third quarter performance was achieved during a period in which the markets and investor sentiment were buoyed by declining commodity prices and long-term interest rates, solid corporate earnings, and the Federal Reserve’s decision to forego another fed funds rate hike. Although growth in the U.S. economy has slowed and we expect the pace of earnings growth to decelerate over the next year, valuations appear to be reasonable, corporate profits remain strong, and we remain generally optimistic about the environment for stocks.”
In closing, Mr. Roche said: “The outlook for our company remains very strong as we continue to perform well for our clients and take steps to strengthen our competitive position across distribution channels and across the globe. Our combination of investment management excellence, world-class service and guidance focused on our clients’ interests, and a diversified business model has positioned us for growth in the months and years ahead.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Report for the third quarter of 2006 later today. The Form 10-Q will include more complete information on the company’s financial results.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see “Forward-Looking Information” in Item 2 of the company’s Form 10-Q Report.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per-share amounts)

	Three months ended		Nine months ended
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Revenues
Investment advisory fees	$375,223	$319,967	$1,098,877	$904,501
Administrative fees and other income	75,140	68,561	226,268	204,397
Investment income of savings bank subsidiary	1,388	1,077	3,943	3,126

Total revenues	451,751	389,605	1,329,088	1,112,024
Interest expense on savings bank deposits	1,123	902	3,144	2,704

Net revenues	450,628	388,703	1,325,944	1,109,320

Operating expenses
Compensation and related costs	168,750	132,011	494,469	389,276
Advertising and promotion	17,464	15,394	66,514	57,688
Depreciation and amortization of property and equipment	11,088	10,795	33,164	31,069
Occupancy and facility costs	20,843	18,646	60,701	55,131
Other operating expenses	31,964	32,005	99,134	93,502

	250,109	208,851	753,982	626,666

Net operating income	200,519	179,852	571,962	482,654

Other investment income	17,007	4,464	48,336	12,041
Credit facility expenses		95	280	286

Net non-operating income	17,007	4,369	48,056	11,755

Income before income taxes	217,526	184,221	620,018	494,409
Provision for income taxes	89,336	67,886	239,423	181,028

Net income	$128,190	$116,335	$380,595	$313,381

Earnings per share
Basic	$.49	$.45	$1.44	$1.21

Diluted	$.46	$.43	$1.37	$1.15

Dividends declared per share	$.14	$.115	$.42	$.345

Weighted average shares
Outstanding	262,343	260,012	263,707	260,056

Assuming dilution	277,630	272,865	278,424	272,591

	Three months ended		Nine months ended
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Investment Advisory Revenues (in thousands)
Sponsored mutual funds in the U.S.
Stock and balanced	$230,954	$198,379	$685,990	$551,026
Bond and money market	39,800	36,246	114,104	105,926

	270,754	234,625	800,094	656,952
Other portfolios	104,469	85,342	298,783	247,549

	$375,223	$319,967	$1,098,877	$904,501

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and balanced	$149.0	$129.0	$148.6	$120.9
Bond and money market	35.4	32.6	34.3	32.0

	184.4	161.6	182.9	152.9
Other portfolios	113.5	92.5	108.5	89.7

	$297.9	$254.1	$291.4	$242.6

			9/30/2006	12/31/2005

Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and balanced			$154.7	$137.7
Bond and money market			36.1	32.5

			190.8	170.2
Other portfolios			117.3	99.3

			$308.1	$269.5

Stock and balanced portfolios			$242.7	$208.3
Fixed income portfolios			65.4	61.2

			$308.1	$269.5

Condensed Consolidated Balance Sheet Information (in thousands)
Cash and cash equivalents			$876,208	$803,589
Investments in sponsored mutual funds			404,980	264,238
Property and equipment			250,969	214,790
Goodwill and other intangible assets			668,980	665,692
Other assets			454,570	362,237

Total assets			2,655,707	2,310,546
Total liabilities			(389,220)	(274,444)

Stockholders’ equity, 263,464,234 common shares outstanding in 2006, including net unrealized holding gains of $56,802 in 2006			$2,266,487	$2,036,102

			Nine months ended

			9/30/2006	9/30/2005

Condensed Consolidated Cash Flows Information (in thousands)
Cash provided by operating activities			$524,317	$475,960
Cash used in investing activities, including $175,257 for mutual fund and other investments and $69,107 for additions to property and equipment in 2006			(254,768)	(66,764)
Cash used in financing activities, including $170,968 for repurchases of common stock and $110,767 for dividends, net of $77,460 from stock option exercises in 2006			(196,930)	(136,572)

Net increase in cash during the period			$72,619	$272,624